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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F

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I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

          [X]  MERGER

          [ ]  LIQUIDATION

          [ ] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

          [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY (Note:
               Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: RiverSource Variable Portfolio - Investment Series, Inc.

3.   Securities and Exchange Commission File No.: 811- 3218

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

          [ ] Initial Application   [X] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

901 Marquette Avenue South, Suite 2810, Minneapolis, MN 55402-3268

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Christopher O. Petersen
Ameriprise Financial, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN 55474

612-671-4321

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Ameriprise Financial, Inc.
200 Ameriprise Financial Center
Minneapolis, MN 55474

RiverSource Investments, LLC
200 Ameriprise Financial Center
Minneapolis, MN 55474

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

          [X]  Management company;

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          [ ]  Unit investment trust; or

          [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

          [X] Open-end   [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Minnesota

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

INVESTMENT ADVISER FOR ALL FUNDS:
RiverSource Investments, LLC
50606 Ameriprise Financial Center
Minneapolis, MN 55474

Prior to RiverSource Investments, LLC, Ameriprise Financial, Inc.
(formerly American Express Financial Corporation)

SUBADVISER FOR RIVERSOURCE VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND (EFFECTIVE DEC. 1, 2008, KENWOOD CAPITAL MANAGEMENT LLC NO LONGER SERVES AS SUBADVISER FOR RIVERSOURCE VARIABLE PORTFOLIO - SMALL CAP ADVANTAGE FUND):

Kenwood Capital Management LLC
Metropolitan Centre
333 South 7th Street, Suite 2330
Minneapolis, MN 55474

SUBADVISER FOR RIVERSOURCE VARIABLE PORTFOLIO - EMERGING MARKETS FUND AND RIVERSOURCE VARIABLE PORTFOLIO - INTERNATIONAL OPPORTUNITY FUND:

Threadneedle International Limited (effective Oct. 20, 2003)
60 St. Mary Axe
London EC3A 8JQ

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Effective Jan. 1, 2007,
RiverSource Distributors, Inc.
50606 Ameriprise Financial Center
Minneapolis, MN 55474

Prior to Jan. 1, 2007,
RiverSource Life Insurance Company (formerly IDS Life Insurance Company) 50605 Ameriprise Financial Center
Minneapolis, MN 55474

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13.  If the fund is a unit investment trust ("UIT") provide:

          (a)  Depositor's name(s) and address(es):

          (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

          [X] Yes   [ ] No

          If Yes, for each UIT state: Name(s):

          File No.: 811- __________

          Business Address:

Fund                                                UIT              811- number   Business address
----                                    --------------------------   -----------   ----------------
RiverSource Variable Portfolio -        RiverSource Variable          811-7195             1
Emerging Fund Markets Fund (now known   Annuity Account
as Threadneedle Variable Portfolio -
Emerging Markets Fund)

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

RiverSource Variable Portfolio -        RiverSource Variable          811-7195             1
Growth Fund (now known as Seligman      Annuity Account
Variable Portfolio - Growth Fund)

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

                                        RiverSource Variable Life     811-09515            1
                                        Account

                                        RiverSource of New York       811-3500             2
                                        Account 4

                                        RiverSource Account F         811-3217             1

RiverSource Variable Portfolio -        RiverSource Variable          811-7195             1
International Opportunity Fund (now     Annuity Account
known as Threadneedle - Variable
Portfolio - International Opportunity
Fund)

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

                                        RiverSource of New York       811-3500             2
                                        Account 4

                                        RiverSource Account F         811-3217             1

                                        RiverSource Variable          811-07247            1
                                        Annuity Account 1

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 1

RiverSource Variable Portfolio- Large   RiverSource Variable          811-7195             1
Cap Equity Fund (now known as           Annuity Account
RiverSource Variable Portfolio -
Dynamic Equity Fund)

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

                                        RiverSource Variable          811-09515            1
                                        Account for Smith Barney

                                        RiverSource Account F         811-3500             1

                                        RiverSource Account SBS       811-3217             1

                                        RiverSource of New York       811-6560             2
                                        Account SBS

                                        RiverSource Variable          811-07247            1
                                        Annuity Account 1

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 1

                                        RiverSource of New York       811-3500             2
                                        Account 4

                                        RiverSource of New York       811-4913             2
                                        Account 7

                                        RiverSource Variable Life     811-09515            1
                                        Account

RiverSource Variable Portfolio -        RiverSource Variable          811-7195             1
Large Cap Value Fund (now known as      Annuity Account
Seligman Variable Portfolio -
Larger-Cap Value Fund)

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable          811-4298             1
                                        Life Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

RiverSource Variable Portfolio - Mid    RiverSource Variable          811-7195             1
Cap Growth Fund                         Annuity Account

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

                                        RiverSource Variable          811-07247            1
                                        Annuity Account 1

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 1

                                        RiverSource of New York       811-3500             2
                                        Account 4

                                        RiverSource Account F         811-3217             1

RiverSource Variable Portfolio - Mid    RiverSource Variable          811-7195             1
Cap Value Fund                          Annuity Account

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

RiverSource Variable Portfolio - S&P    RiverSource Variable          811-7195             1
500 Index Fund                          Annuity Account

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

RiverSource Variable Portfolio -        RiverSource Variable          811-7195             1
Small Cap Advantage Fund (now known     Annuity Account
as Seligman Variable Portfolio -
Smaller-Cap Value Fund)

                                        RiverSource of New York       811-07511            2
                                        Variable Annuity Account 2

                                        RiverSource Variable          811-07355            1
                                        Account 10

                                        RiverSource of New York       811-07623            2
                                        Variable Annuity Account

                                        RiverSource Variable Life     811-4298             1
                                        Separate Account

                                        RiverSource of New York       811-5213             2
                                        Account 8

                                        RiverSource Variable Life     811-09515            1
                                        Account

1.   70100 Ameriprise Financial Center, Minneapolis, MN 55474

2.   20 Madison Avenue Extension, Albany, NY 12203

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [ ] No

     If Yes, state the date on which the board vote took place: Sept. 11, 2007

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X] Yes   [ ] No

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     If Yes, state the date on which the shareholder vote took place: Jan. 29,
     2008

     If No, explain:

II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X] Yes, except for RiverSource Variable Portfolio - Emerging Markets Fund and RiverSource Variable Portfolio - International Opportunity Fund.

          [ ]  No

          (a) If Yes, list the date(s) on which the fund made those distributions: Jan. 30, 2008

          (b)  Were the distributions made on the basis of net assets?

          [X]  Yes   [ ] No

          (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes   [ ] No

          The response to Item 16 was prepared based on whether or not a final cash distribution was paid by the Fund prior to the reorganization. At a shareholder meeting on Jan. 29, 2008, shareholders of the Variable Portfolio Funds approved the reorganization of each Fund into a corresponding newly formed series of RiverSource Variable Series Trust, a Massachusetts business trust. The reorganization was effective Feb. 1, 2008. Following the reorganization of the Funds into RiverSource Variable Series Trust, for federal income tax purposes some of the Funds are treated as partnerships, however, certain of the Funds within the trust elected to continue to be treated as Regulated Investment Companies. Prior to the reorganization, the Funds that are now treated as partnerships paid a final cash distribution on January 30, 2008 and will no longer pay dividends. The Funds that have not elected to be treated as partnerships paid no cash distribution prior to the reorganization and will continue to pay an annual dividend, if necessary. The response to question #16 is answered "Yes" for all funds that are taxed as partnerships and "No" for all funds that continue to be treated as Regulated Investment Companies.

          (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

          (e)  Liquidations only:

               Were any distributions to shareholders made in kind?

               [ ] Yes [ ] No

               If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

     [ ] Yes   [ ] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X] Yes   [ ] No

          As a result of the Funds reorganization into a Massachusetts business trust, the Funds transferred from one legal entity to another. The response to Item 18 is answered "Yes" because the assets of each Fund moved from the "old" legal entity to the "new" entity created under the Massachusetts business trust.

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes   [X] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [ ] Yes   [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

     [ ] Yes   [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes   [X] No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)  Legal expenses: $364,794.

          (ii) Accounting expenses: $65,300.

          (iii) Other expenses (list and identify separately):

Typesetting / EDGAR filing   $ 23,613
Print                        $181,062
Postage                      $649,588

          (iv) Total expenses (sum of lines (i)-(iii) above): $1,284,357

          The stated expenses of $1,284,354 are the total combined expenses for all RiverSource Variable Portfolio Funds, series of MN corporations, mergers and were not particularly allocated to each merger since none of the funds paid for the mergers. RiverSource Investments, LLC and its affiliates paid for the mergers.

     (b)  How were those expenses allocated?

          Expenses were not paid by the Funds.

     (c)  Who paid those expenses?

          RiverSource Investments, LLC and its affiliates.

     (d)  How did the fund pay for unamortized expenses (if any)?

          N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes   [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes   [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes   [X] No

     If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26.  (a) State the name of the fund surviving the Merger:

MERGED FUND                                                          SURVIVING FUND
-----------                                                          ------------------------------------------------------------
RiverSource Variable Portfolio - Investment Series, Inc.             RiverSource Variable Series Trust
   RiverSource Variable Portfolio - Emerging Markets Fund               RiverSource Variable Portfolio - Emerging Markets Fund
                                                                        (now known as Threadneedle Variable Portfolio -
                                                                        Emerging Markets Fund)
   RiverSource Variable Portfolio - Growth Fund                         RiverSource Variable Portfolio - Growth Fund
   RiverSource Variable Portfolio - International Opportunity Fund      RiverSource Variable Portfolio - International
                                                                        Opportunity Fund
                                                                        (now known as Threadneedle Variable Portfolio -
                                                                        International Opportunity Fund)
   RiverSource Variable Portfolio - Large Cap Equity Fund               RiverSource Variable Portfolio - Large Cap Equity Fund
   RiverSource Variable Portfolio - Large Cap Value Fund                RiverSource Variable Portfolio - Large Cap Value Fund
   RiverSource Variable Portfolio - Mid Cap Growth Fund                 RiverSource Variable Portfolio - Mid Cap Growth Fund
   RiverSource Variable Portfolio - Mid Cap Value Fund                  RiverSource Variable Portfolio - Mid Cap Value Fund
   RiverSource Variable Portfolio - S&P 500 Index Fund                  RiverSource Variable Portfolio - S&P 500 Index Fund
   RiverSource Variable Portfolio - Small Cap Advantage Fund            RiverSource Variable Portfolio - Small Cap Advantage Fund

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811- 22127

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: See Exhibit A, file Number 333-146653 filed on Form N-14 on or about Oct. 12, 2007

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

          N/A

                                  VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of RiverSource Variable Portfolio - Investment Series, Inc., (ii) he is the Vice President, General Counsel and Secretary of RiverSource Variable Portfolio - Investment Series, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                        /s/ Scott R. Plummer
                                        ----------------------------------------
                                        Scott R. Plummer